

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

Via E-mail
Ms. Ilona Svinta, President, Controller and Director
NYC Moda, Inc.
547 N Yale Avenue
Villa Park IL 60181

Re: NYC Moda, Inc.
Registration Statement on Form S-1
Filed July 12, 2011
File No. 333-175483

Dear Ms. Svinta:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed July 12, 2011

Registration Statement Cover Page

1. Please check the box indicating that the securities being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 or advise. Also, please check the box to indicate that you are a smaller reporting company.

Prospectus Cover Page, page 3

2. We note your reference to your risk factors on page six. Please highlight this language as required by Item 501(b)(5) of Regulation S-K.

3. Please provide the disclosure required by Item 501(b)(3) of Regulation S-K. Consider providing such disclosure in tabular format.

4. Please revise the Commission legend to comply with Item 501(b)(7) of Regulation S-K. Please clearly state that neither the SEC nor any state securities commission has approved "<u>or disapproved of</u>" these common shares.

5. Please disclose the duration of the offering.

<u>Prospectus Summary, page 5</u>

6. Please revise this section to include a summary of the material terms of your offering. In this regard we note disclosure elsewhere discussing the fact that this is a best efforts offering with no minimum number of shares to be sold. See Item 503(a) of Regulation S-K.

<u>Risk Factors, page 7</u>

7. We note your statement in risk factor 11 that "our sole officer and director will have the power to appropriate the $80,000….[a]s such, they could take the funds without your knowledge for their own use." Please revise to reconcile with your disclosure on page 14, under Use of Proceeds.

8. We note your statement in risk factor 16 that "[i]f we become a public entity, subject to the reporting requirements of the Exchange Act of 1934. . ." Please revise to clarify that upon effectiveness of the registration statement, you will become a reporting company. We further note this disclosure to this effect appears on page 34.

<u>Source and Use of Proceeds, page 14</u>

9. We note your statement, "[t]he above figures represent only estimated costs." We direct your attention to Instruction 7 to Item 504 of Regulation S-K, which allows the company to reserve the right to change the use of proceeds, provided such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise the disclosure accordingly.

10. Please revise to clarify the components and associated amounts of "working capital."

11. We note that you intend to use a portion of the proceeds from this offering to pay "contactor fees." To the extent the proceeds may be used to pay the chief executive officer, please provide disclosure pursuant to Item 504 of Regulation S-K. To the extent the company will not be using any proceeds to pay the chief executive officer, please disclose.

12. Please disclose your use of proceeds to the extent you raise less than $20,000 in this offering.

13. The disclosure in this section allocates proceeds to inventory and shipping, which appear to indicate that the proceeds will allow you to implement your business plan. However, disclosure elsewhere reflects that you will need additional funding to commence your business. For instance, you state in the last paragraph of this section that "we will require full funding to implement our complete business plan." Also, on page seven you state that "we will need the funds from this offering to commence activities that will allow us to begin seeking financing of our business plan." Please reconcile the disclosure throughout and provide clear disclosure as to whether the proceeds from this offering will be sufficient to commence operating your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

14. We note the verbal agreement with Ms. Svinta regarding advance of funds and that she has no legal obligation to advance or loan funds to the company. Please revise to disclose the material terms of this agreement. Clearly disclose how the loaned funds may be used. For example, clarify whether these funds may only be used to maintain the company's reporting status or whether the funds may be used to implement the plan of operations. In addition, please provide a written description of the oral agreement with Ms. Svinta. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

15. We note your statement on page 15 that your cash balance, $8,959 as of April 30, 2011, is not sufficient to fund your operations for "any period of time" and your statement on page 16 that you believe you "can satisfy [your] cash requirements during the next 12 months." Please revise to reconcile these statements. In addition, please update throughout the prospectus the cash balance as of the most recent practicable date.

16. We note the plan of operations commencing on page 16. Please provide clear disclosure as to when the time estimates commence. The references to 1st – 2nd month are unclear. In addition, please provide clear disclosure as the impact upon the plan of operations if you are unable to raise the maximum in this offering. Lastly, please reconcile the plan of operations allocations with the use of proceeds allocations. For example, the plan of operations allocates $10,000 to inventory, while the use of proceeds allocates a much greater amount to inventory. Also, the amount allocated to shipping and independent contracting appears to be less than the plan of operations would require.

17. Please clarify the reference to establishing a NYC mailing address upon completion of the offering. We note that you have only allocated $60 a month to this cost. You refer to establishing a small office in NYC on page 23. It is unclear how you plan to obtain such space for only $60 a month.

18. Please remove the statement on page 18 that "until we start to sell our goods, we do not believe that our operations will be profitable." Such statement implies that you will be profitable after you commence operations.

Description of Business, page 21

General

19. We note, on page five, that you plan to execute agreements with your representatives in India, Russia, Brazil and Argentina. Please discuss your relationship with these representatives in greater detail. Include in your discussion, among other details, who your representatives are, their role in your proposed business and whether you have had any discussions, formal or informal, with these representatives.

Agreement with NJDist.Biz, page 23

20. Please revise where appropriate to clarify your inventory storage and shipping. In this regard, we note your disclosure that NJDist.Biz will store inventory picked up from NYC stores; but you also state that some inventory will be stored in home space and your main office, when secured. We further note that NJDist.Biz is your shipping agent but that you will ship from your office. Please reconcile where appropriate and revise to address NJDist.Biz's role in detail.

Structure of the Business, page 23

21. We note your reference to vendors and overseas and local partners. Please discuss your relationship with these vendors and partners in greater detail including addressing who your partners are, the commission arrangements, any agreements you have with such partners and the material terms of those agreements. Please file the agreements, if any, as exhibits to your registration statement or advise. See Item 601(b)(10) of Regulation S-K.

22. Revise to discuss the role of local payment centers in greater detail. In this regard, we note your proposed business of selling designer fashion via an Internet website. Clarify whether payment may be made through your website.

Governmental Regulation, page 25

23. We note that you will be required to comply with applicable government regulations relating to shipping. Please revise this section to discuss all government regulations that affect your business and the effect of such government regulations and discuss the need for any government approval. In this regard we note that you plan to ship your inventory internationally. See Items 101(h)(4)(viii)-(ix) of Regulation S-K.

Directors, Executive Officers, Promoter and Control Persons, page 25

24. Please revise to provide beginning and end dates for Ms. Svinta's employment at Pierto Baldini. In this regard, it is unclear whether Ms. Svinta continues to own and/or work at Peitro Baldini. Please explain the role of Ms. Svinta in the operations of Peitro Baldini, which is located in Latvia, when she lives in Illinois. Please disclose the complete business experience for Ms. Svinta during the last five years.

25. Revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the sole director should serve as a director of the company. See Item 401(e)(1) of Regulation S-K.

26. We note that you "conduct business through agreements with consultants and arms-length third parties." Please disclose the material terms of these agreements, formal or informal.

Certain Relationships and Related Transactions, page 27

27. Please include in this section the loan agreement with your sole officer and director.

Description of Securities, page 33

28. Please remove the statement that "all shares of common stock now outstanding are fully paid for and non-assessable" or attribute such statement to counsel and file the opinion as an exhibit.

Anti-Takeover Law, page 33

29. Your disclosure in this section is unclear and does not appear relevant to the anti-takeover provisions, which is meant to disclose whether there are any provisions, such as under state law or in your articles of incorporation or bylaws, that would prevent a change in control. Since you are a Nevada corporation, Nevada law would be applicable. Please revise the disclosure accordingly.

Report of Independent Registered Public Accounting Firm, page 36

30. Please explain to us why the audit report refers to your location in Henderson, Nevada. In this regard, we note on the cover of your registration statement that your principal executive offices are located in Villa Park, Illinois.

Financial Statements

31. Please note the updating requirements of Rule 8-08 of Regulation S-X. Please also provide a current consent as necessary in the next amendment.

Note 2 – Summary of Significant Accounting Policies, page 41

Accounting Basis, page 41

32. Please reconcile your statements that you adopted an April 30 fiscal year-end with your statement on page 35 that your fiscal year ends on December 31.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard at (202) 551-3291 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director